UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                         COMMISSION FILE NUMBER 0-22056

(Check one): [X] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K [ ] FORM 10-Q
             [ ] FORM N-SAR


     FOR PERIOD ENDED JUNE 30, 2002

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:  ___________________


          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Rural/Metro Corporation

Former Name if Applicable:

Address of principal executive office (STREET AND NUMBER):
8401 E. Indian School Road

City, State and Zip Code:  Scottsdale, Arizona 85251

PART II -- RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, and 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

As reported in press releases dated September 30, 2002, Rural/Metro Corporation (the "Company") has amended and extended its credit facility and provided for the divestiture of its Latin American operations. The timing and significance of these events have delayed the completion of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2002.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John S. Banas III                                            (480) 994-3886
     ---------------------------------------------------------------------------
              (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

As reported in the Company's press release dated September 30, 2002, results for the fiscal year ended June 30, 2002 reflect revenue of $497.0 million. Net income for fiscal 2002 was $3.9 million, or $0.25 cents per fully diluted share, before the effect of a cumulative change in accounting principle.

The Company recorded a non-cash charge to earnings of $49.5 million ($3.14 per share) related to the adoption of Statement of Financial Accounting Standards
(FAS) No. 142, "Goodwill and Other Intangibles." This amount was recorded as a cumulative effect of a change in accounting principle as of July 1, 2001. The Company also recorded a charge of $2.0 million during the fourth quarter to increase its reserve for workers' compensation claims.

In total, the Company reported a fiscal 2002 net loss of $45.6 million, or $2.89 per fully diluted share, including the effect of a cumulative change in accounting principle. This compares to a net loss of $226.7 million, or $15.38 per share, for fiscal 2001.

The Company reported fourth-quarter revenue of $123.0 million, a net loss of $454,000, excluding the charge for workers' compensation expenses. Including the charge, the Company reported a fourth-quarter net loss of $2.5 million, or $0.16 per fully diluted share, compared to a net loss of $177.4 million, or $11.91 per share for the same period of the prior year.

                             Rural/Metro Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 2002                     By: /s/ John S. Banas III
                                                 -------------------------------
                                                 John S. Banas III
                                                 Senior Vice President and
                                                 General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).